August 1, 2006

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Neoware, Inc. Form 8-K Filed April 27, 2006 File No. 000-21240

Dear Mr. Skinner:

     The purpose of this letter is to respond to comments contained in a follow up letter to Mr. Keith D. Schneck, Executive Vice President and Chief Financial Officer, of Neoware, Inc. (the “Company”) dated July 18, 2006 regarding our document referenced above filed with the Securities and Exchange Commission. We request that the changes you requested be made in future filings, if applicable. In responding to your comments, we have numbered your comments and our responses in accordance with your numbered comments in your letter to us.

Comment 1. We note your response to prior comment number 3 from our letter dated May 23, 2006. Your reasons for including the non-GAAP measures, which are identified in your response to 3 a., should be included within the context of your press releases. However, please note that it would not appear appropriate to disclose that your non-GAAP measures “allow more meaningful comparison against the operating performance of other companies” as you note in 3 b. that non-GAAP measures used by other companies may differ.

Response: In response to your comment, we will include the reasons for including the non-GAAP measures that we noted in response to your prior comment number 3 in future press releases and will remove the disclosure that our non-GAAP measures “allow more meaningful comparison against the operating performance of other companies.”

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
August 1, 2006

Comment 2. Your proposed disclosure indicates that charges for amortization of acquired intangible assets and stock-based compensation are excluded because they are not considered to be part of your “ongoing operating results”. Please explain your basis for concluding that these costs are not part of your ongoing business. In this regard, it is unclear why these excluded items should not be considered in assessing your performance as they appear to be recurring and integral to your performance. For example, it is unclear why you believe the exclusion of recurring charges relating to the amortization of acquired intangibles is not part of your ongoing operating results when certain of the intangible assets you are amortizing are integral to your revenue generating activities. Similarly, it is unclear why excluding stock-based compensation is appropriate considering that offering employees equity instruments appears to be a key performance incentive.

Response: The Company believes that the non-GAAP measures excluding amortization of acquired intangible assets and stock-based compensation provide meaningful supplemental information to investors regarding our operational performance in the same manner as management and the Board reviews our operational performance and uses such measures for comparison, planning and forecasting purposes. Management considers these items to be of a non-operational or non-cash nature, and not integral to our operating performance, as discussed in more detail below.

Amortization of Acquired Intangible Assets.

Our management and Board monitor and evaluate our ongoing operating results, excluding such amortization, as this is a fixed charge relating to specific acquisitions, and we generally do not have the ability to measure, and therefore do not measure, individual revenue streams associated with such amortization, because we integrate the acquired assets in our operations very soon after acquisition. Management also does not have the ability to influence or manage such fixed cost amortization. We have a history of acquiring businesses which result in continued additions to amortization expense. We therefore believe that the amortization of the acquired assets does not bear any meaningful relationship to the Company’s ongoing revenue generating activities or results of operations and that the GAAP measures, alone, are not indicative of the Company’s operating performance. Management believes that it is helpful to the investor to understand our ongoing operating performance, with and without amortization of acquired intangible assets, which enables comparisons of our operating expenses and performance to prior and future periods.

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
August 1, 2006

Stock-Based Compensation Expense.

Our management and our Board monitor and evaluate our ongoing operating results excluding such expense as this is a fixed charge which is determined based on the Black Scholes method to estimate the fair value of the stock-based compensation at the date of the stock option grant. This amount is not adjusted for increases or decreases in the fair market value of the underlying stock, nor adjusted for positive or negative business performance. Management also does not have ability to influence or manage such fixed cost expense, other than by reducing future grants of options. We therefore believe that the use of non-GAAP measures, without stock-based compensation expense, enhances an understanding by both management and investors of our operating performance, and the comparison of our operating performance to prior and future periods.

We also have been requested by the investment community to provide such non-GAAP information as the research analysts that cover the Company provide GAAP and non-GAAP based financial estimates in their research reports issued to their clients.

Comment 3. Your response to prior comment number 4 indicates that you are using the measures as measures of both operating performance and liquidity. If your non-GAAP measures are intended to be measures of liquidity, it appears that the measures should be reconciled to GAAP cash flow from operations. Please clarify and explain to us why the measure is reconciled to GAAP net income and other P&L items if your intention is to present this as a liquidity measure.

Response: For purposes of clarification, we use these non-GAAP measures as measures of our operating performance excluding these items. Management and our Board use these non-GAAP measures to review and compare our operating performance internally. We use our GAAP cash flow from operations, which is adjusted for non-cash items such as amortization and stock-based compensation to assess the cash requirements for our ongoing operating activities and we include it in our press releases because we believe that it enhances the investors’ understanding of our ongoing cash operating activities. We will remove any future reference or inference that would indicate that we use the non-GAAP measures as measures for liquidity.

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
August 1, 2006

Comment 4. We have reviewed your response to prior comment number 7 regarding the non-GAAP statement of operations. We continue to have the concerns previously expressed over how investors might view that information due to the format in which it’s been presented. Consequently, we believe it should be removed. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and Question 8 of the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

Response: In all future filings we will exclude the presentation of the full non-GAAP statement of operations. Instead, we will provide individual reconciliations of the non-GAAP measures we use to the most directly comparable GAAP measures.

     We believe that the above information satisfactorily responds to your comments concerning our periodic filings. Please do not hesitate to call me at (610) 277-8300, extension 1072, or Nancy D. Weisberg, at McCausland Keen & Buckman, our counsel, at (610) 341-1070, to discuss any of the above responses.

Sincerely,

NEOWARE, INC.

By:	/s/Keith D. Schneck
Keith D. Schneck
Executive Vice President and Chief Financial Officer

Enclosure
cc:	Nancy D. Weisberg, Esquire
Brian Hughes, Partner, KPMG